Conference Call Script
Wednesday, December 19, 2001
9:30 am Central Standard Time

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

    Thank you for joining us today. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are also here today.

    Today's call will review the announcement we made yesterday regarding a manufacturing efficiency and consolidation program we are initiating in our electrical products segment as part of the turnaround that has been underway at Thomas & Betts for over a year. To fully understand the magnitude of the issues facing the company and the complexity of the turnaround effort, we recommend that interested parties read the Thomas & Betts Annual Report on Form 10-K for the fiscal year 2000 as well as press releases and other SEC filings beginning in the second quarter last year. These materials are available on our web site, www.tnb.com.

    This call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through Friday, December 21. The replay number is (402) 530-0417.

    Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today's live broadcast, December 19, 2001. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation's quarterly and annual filings with the Securities and Exchange Commission.

    This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

    Kevin Dunnigan will open our discussion today, followed by John Murphy. We will then take your questions.

TNB Manufacturing Program
Conference Call Script

T. Kevin Dunnigan
Chairman and Chief Executive Officer

    Good morning.

    Those of you who have followed our progress over the past year or so know that restoring Thomas & Betts to our historical leadership position in the electrical industry has been a long and difficult process. There were no quick fixes to what ailed Thomas & Betts. Virtually every line on both the P&L and the balance sheet was broken. Since the third quarter of 2000, we set out to solve the problems in a focused and logical way.

    We changed the organizational structure from top-heavy matrix to divisional with strong accountability at all levels.

    We attacked cash at all levels of the organization.

    We reduced our SG&A spending at an annualized rate of $125 million a year from the third quarter of 2000.

    We comprehensively took apart all the processes and policies associated with billings and collections allowing to us to reduce our days receivables outstanding and improve our cash flow over $100 million for this line alone.

    We reduced inventories in difficult market conditions, which hurt margins but further improved cash.

    We repaired our customer relationships, fixed service levels to amongst the best in the industry, and shifted our B2B e-commerce strategies to support our distributors instead of competing with them.

    We divested or exited non-strategic product lines.

    We completely overhauled and restructured our pricing in our electrical segment, and this new pricing model is being implemented with our distributors and will be effective January 3, 2002.

    In spite of a difficult economic environment which has somewhat masked our accomplishments, we will finish the year with over $200 million in cash, which puts us in the position to move to the final major phase of our turnaround—a broad-scale program to improve the efficiency of, and reduce costs in, our electrical manufacturing operations.

    While we've taken steps to improve productivity and reduce costs over the past year or so—including closing a couple of plants, consolidating certain manufacturing lines and employing lean manufacturing concepts—it has become clear that a more comprehensive push is required if we want to achieve our goal of double-digit segment earnings within a reasonable timeframe.

    As we said in our press release, this project is about much more than just consolidating plants. It is also not just a response to the weak economy. It is about fundamentally fixing our manufacturing processes in the same way we fixed accounts receivable, inventory, pricing, and everything else we've discussed with you over the past year.

TNB Manufacturing Program
Conference Call Script

    Those of you who have followed our story and understand the depth of the changes we have had to make in other areas of our business should appreciate that our manufacturing operations would not be immune to problems arising from the company's past strategies and practices. In the past several years, the company's focus and investment shifted away from manufacturing and its promotional practices required production levels not warranted by market demand, causing our plants to become a breeding ground for inefficiency. The weak economy has exacerbated these underlying problems.

    We've approached this manufacturing project in the same way we've done everything else—methodically, thoughtfully and comprehensively. Internally, we did a thorough analysis before we called in management consultants to review our plan and help us define the resources required to achieve our goals. We then consulted our Board and came to an agreement that this was the best option for restoring the company's operational prowess.

    There is no question that this is a BIG project. But it is also a necessary project in order to complete our turnaround. We've committed the resources required to be successful and are confident that we will achieve the desired results.

    John Murphy will cover the financial parameters of the project in just a minute. Let me comment on the sales and earnings guidance provided in our press release.

    As we note in the press release, Thomas & Betts has been in a self-imposed quiet period for over a year. That's because it has been virtually impossible to forecast our performance due to the complexity and scope of our turnaround. This unusual situation has been as frustrating for us as it has been for you.

    Although we have not yet seen the full impact of the many changes we've made thus far, we are now more comfortable providing directional guidance for consolidated sales and earnings. For those listeners focused on filling in their model, we recognize that directional guidance is less than ideal. But there are still too many variables that can affect our performance one way or another for us to be more specific at this time.

    We expect fourth quarter sales 2001 to be down in the mid-single digit range compared with the third quarter, excluding sales associated with the lighting product lines we sold in the third quarter. We expect first quarter 2002 sales to be down even more, probably by ten to fifteen percent, excluding lighting. Our assumption is that the economy will improve in the latter half of next year and, consequently, we expect to see an improvement in our sales in the third and fourth quarters.

    We expected to report a slightly higher loss in the fourth quarter 2001 than in the third quarter, largely due to lower sales in our electrical segment that reflect weak overall economic conditions. Although we won't turn the corner on profitability in the first quarter of 2002, our earnings trend should be headed in the right direction and we should see visible signs that the actions we are already taking are working.

TNB Manufacturing Program
Conference Call Script

    Assuming we begin to see the economy and our markets rebound somewhat and that we successfully execute the manufacturing program, we expect to achieve double-digit segment earnings and strong net earnings by the fourth quarter of 2002.

    Our plan, of course, is to achieve sustainable double-digit earnings levels. We believe that we have taken the steps necessary to achieve this goal—sooner rather than later.

    Let me now turn the call over to John Murphy for a quick recap of the financial impact of the manufacturing initiative.

TNB Manufacturing Program
Conference Call Script

John P. Murphy
Senior Vice President and Chief Financial Officer

    Thanks, Kevin, and good morning.

    The manufacturing initiative we announced yesterday is, indeed, a big project in terms of time, money and management resources. But there is no question in our minds that it is the right thing to do and that we must tackle our manufacturing issues.

    As we outlined in the press release, the total cost for the project will be approximately $100 to $110 million. This is comprised of approximately $80 to $90 million of pre-tax charges, and approximately $20 million in capital expenditures.

    The pre-tax charges consist of approximately $50 million in cash costs for severance, consulting fees, equipment moves, and exit costs. The remainder is non-cash costs, primarily for asset write-downs associated with closing facilities.

    We anticipate that the majority of these charges will be recorded in the fourth quarter of 2001 with the balance being taken in 2002.

    While the cost of the project is significant so are the savings.

    We expect to see on-going annual pre-tax savings of $45 to $50 million and will also end up with a highly efficient manufacturing base.

    As to the impact of the project on 2002 earnings, we expect that this will be slightly positive overall, although the benefits will be very much back-loaded since the charges will mainly fall in the first half while most of the savings will occur in the latter half of the year.

    The cash flow effect of the project in 2002 is expected to be negative by about $40 to $50 million. This, of course, includes the estimated $20 million of capital expenditures associated with the initiative. We expect to end 2002 with approximately the same net debt as the end of 2001, including the aforementioned negative impact of the manufacturing project. In other words, we believe that the net cash cost of the project will be offset by cash flow from operations. I'm defining net debt as borrowings net of cash.

    Regarding capital expenditures. This year we expect cap ex costs to be in the $35 to $40 million range. In 2002, we anticipate that total capital expenditures will be in the $50 to $55 million range, including the investments planned as part of the manufacturing program.

TNB Manufacturing Program
Conference Call Script

    Finally, as we said in our press release, the current economic conditions make it very difficult to project future performance with a high degree of precision, especially in a turnaround situation such as ours. Nevertheless, our goal, given a general industry recovery in the latter part of the year is to achieve strong sustainable operating earnings levels by the end of next year.

    Clearly, the successful implementation of the manufacturing initiative now being announced will be a vital component of this goal. However, many other actions have already been taken which, we believe, will also be key elements in the attainment of an acceptable level of profitability. These include the significant reduction in our SG&A expenses, the divestiture of certain product lines, the closure of excess warehouse facilities, the reduction in our freight costs, the consolidation of certain manufacturing operations already completed, the reorganization of our selling structure and promotional strategies to improve product mix and pull through, and the revision of the Electrical Product group's pricing structure, which is scheduled to take effect in January.

    These, along with the many other changes and improvements we have made—and continue to make—including the comprehensive overhaul of our working capital management, are the drivers which, we believe, will enable us to achieve our earnings goals.

    That concludes my prepared remarks. Thank you. We will now open the call up for questions.

TNB Manufacturing Program
Conference Call Script